UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November 2022

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Transaction related update, dated 3 November 2022

3 November 2022

Micro Focus International plc
Transaction related update

Micro Focus International plc ("Micro Focus", the "Group") has provided OpenText Corporation ("OpenText") with certain unaudited financial information in respect of the Group's financial performance, including information as at and for the 3 months ended 31 July 2022 ("Q3") which is included as an Appendix to this announcement.

This information has been provided solely in relation to OpenText's proposed recommended acquisition of Micro Focus, as announced on 25 August 2022.

Micro Focus will release a trading statement for the 12 months ended 31 October 2022 on 14 November 2022.

Enquiries:
Micro Focus                                                                Tel: +44 (0)1635 32646
Stephen Murdoch, CEO                                               Investors@microfocus.com
Matt Ashley, CFO
Ben Donnelly, VP of FP&A and Investor Relations

Brunswick                                                                   Tel: +44 (0) 20 7404 5959
Sarah West                                                                   MicroFocus@brunswickgroup.com
Jonathan Glass

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organisations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernisation & Connectivity. For more information, visit: www.microfocus.com

Appendix:

The Group completed the disposal of the Digital Safe business on 31 January 2022. As such the following financial results for the 3 months ended 31 July 2022 include no contribution from Digital Safe whilst the results for the comparative 3 months ended 31 July 2021 include a full contribution from Digital Safe unless otherwise stated.

	3 months ended 31/07/2022 $m (Unaudited)	3 months ended 31/07/2021 $m (Unaudited)%
Revenue (reported)	601.7	683.9	(12)%
Revenue (excluding Digital Safe) at CCY1	601.7	634.4	(5)%
Cost of sales	(177.2)	(191.4)	(7)%
Gross profit	424.5	492.5	(14)%
Gross margin (%)	71%	72%	(1)%
Adjusted EBITDA2	180.1	232.2	(22)%
Adjusted EBITDA2 (excluding Digital Safe) at CCY1	180.1	220.2	(18)%
Free cash flow for Q3	(5.5)	(59.5)	91%

1CCY basis means restating the results of the Micro Focus Group for the comparable period at the same average exchange rates as those used in reported results for the current period.
2 The Group defines Adjusted EBITDA as EBITDA, adding back exceptional items including the profit on disposal of discontinued operations, share-based compensation and foreign exchange (gains)/losses. EBITDA is defined as net earnings before finance costs, finance income, taxation, depreciation of property, plant and equipment, right-of-use asset depreciation and amortisation of intangible assets.

Free cash flow for the 9 months ended 31 July 2022, which includes 3 months cash flow from the Digital Safe business prior to its disposal on 31 January 2022, was $184.5m (9 months ended 31 July 2021: $80.0m).

3 months ended 31/07/2022 $m (Unaudited)
Adjusted EBITDA	180.1

Adjusting items
Intangible amortisation	(203.6)
Depreciation	(19.3)
Exceptional items (including goodwill impairment of $400m)	(414.2)
Share based payments	(7.5)
FX gain	4.7
Net finance costs	(35.2)
Taxation	17.7
Net income	(477.3)

31/07/2022 $m (Unaudited)
Cash	462.0
Borrowings, comprising:	(4,094.0)
- Bank	(3,924.4)
- Lease obligations	(169.6)
Lease receivable reimbursed by the Digital Safe business	16.0
Net debt	3,616.0

Basis of preparation

As a Group listed on the London Stock Exchange with American Depositary Shares listed on the New York Stock Exchange, it is considered a Foreign Private Issuer and as such financial information is produced using accounting policies in accordance with International Financial Reporting Standards ("IFRSs") as issued by the International Accounting Standards Board. These accounting policies are detailed in the Annual Report and Accounts for the year ended 31 October 2021 apart from standards, amendments to or interpretations of published standards adopted since 31 October 2021 which have not had a material impact.

Other than as described below, this unaudited financial information has been prepared in accordance with the recognition and measurement principles of these accounting policies, and it does not include all information required for a complete set of financial statements prepared in line with IFRSs.

The taxation credit has been calculated applying the rates determined in our interim financial statements for the six months ended 30 April 2022, adjusted for certain discrete items which occurred in the 3 months ended 31 July 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 3 November 2022

Micro Focus International plc

By:	/s/ Matt Ashley
Name:	Matt Ashley
Title:	Chief Financial Officer